FOURTH AMENDMENT TO
ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

     WHEREAS, Alion Science and Technology Corporation (the “Company”) maintains an Employee Ownership, Savings and Investment Plan for the benefit of its Employees and the Employees of any other Adopting Employer, which Plan was last amended and restated as of December 19, 2001 (the “Plan”); and

     WHEREAS, under Section 15.1 of the Plan, the Company reserved the right to amend the Plan at any time, in whole or in part, by action of its Board of Directors; and

     WHEREAS, the Board of Directors of the Company, pursuant to Section 15.1 of the Plan, has delegated authority to amend the Plan to the undersigned officer, provided he determines that the amendment would not materially increase costs of the Plan to the Company or any Adopting Employer; and

     WHEREAS, the Plan has been amended three times to date; and

     WHEREAS, the undersigned officer has determined that this Fourth Amendment would not materially increase costs of the Plan to the Company or any Adopting Employer;

     NOW, THEREFORE, pursuant to the powers of amendment reserved under Section 15.1 of the Plan, the Plan is hereby amended by the Company, effective October 1, 2002, as follows:

ARTICLE IX

Section 9.2(c) – Amended by striking the first two lines thereof, “If the value of the nonforfeitable portion of the Participant’s Account exceeds the maximum amount prescribed in Section 411(a)(11) of the Code, then”, and by capitalizing the letter “P” in the next word “payment”.

Section 9.3(d) – Amended by deleting it in its entirety.

Section 9.4 – Amended by striking the second sentence thereof and substituting in lieu thereof the following:

“In valuing a Participant’s ESOP Accounts or Common Stock, the most recent valuation reflecting Current Market Value coinciding with or preceding the distribution (or anniversary thereof for installments) shall be used; provided, however, that the ESOP Committee may order an interim valuation performed as of any date (including retroactively), which valuation shall be used.”

Section 9.7(b)(2) – Amended by adding at the end thereof the following new sentence:

“The ESOP Committee shall separately account for such amounts first from a Participant’s Non-ESOP Accounts, and then from a Participant’s ESOP Accounts.”

ARTICLE X

Section 10.6 – As amended, further amended by striking the last sentence thereof.

Section 10.9 – Amended by striking the section in its entirety and substituting in lieu thereof the following:

     “In the event that a loan remains outstanding upon the Severance from Service of a Participant, the Participant will be given the option of repaying the outstanding loan in full within ninety (90) days after the Participant’s Severance from Service Date if he does not withdraw the Account. If the outstanding loan is not repaid in full within ninety (90) days after the Participant’s Severance from Service Date, the amount of any unpaid principal and interest will be deducted from the Participant’s Available Loan Amount Account and reported as a distribution. If, as a result of layoff or Authorized Leave of Absence, a Participant, although still in a Period of Service, is not being compensated through the Employer’s payroll system, loan payments will be suspended until the earliest of the first pay date after the Participant returns to active employment with the Employer, the Participant’s Severance from Service Date, or the expiration of twelve (12) months from the date of the suspension. In the event the Participant does not return to active employment with the Employer, the Participant will be given the option of repaying the outstanding loan in full within ninety (90) days after the end of such repayment suspension period if he does not withdraw the Account. If the outstanding loan is not repaid in full within the ninety (90) days after the end of such repayment suspension period, the amount of any unpaid principal and interest will be deducted from the Participant’s Available Loan Amount Account and reported as a distribution. If a Participant, who is still in a Period of Service and is being compensated through the Employer’s payroll system, has loan repayments suspended for more than ninety (90) days pursuant to an order issued in a bankruptcy proceeding, the amount of any unpaid principal will be deducted from the Participant’s Available Loan Amount Account and reported as a distribution. In no event, however, shall the portion of a loan attributable to a Participant’s Elective Deferral Account be deducted earlier than the date on which the

Participant (i) incurs a Severance from Service, or (ii) attains age fifty-nine and one-half (59 1/2).”

Amended by adding the following new Section 10.10 as follows:

“Section 10.10 Effect of Loan Procedure on ARTICLE X

     “Notwithstanding anything else contained in the other sections of this ARTICLE, the written loan policy adopted by the ESOP Committee that complies with the applicable rules under the Code and ERISA may alter any provision in this ARTICLE.”

In General

Any provision of the amended and restated Plan, as amended, inconsistent with the foregoing changes is hereby amended to be consistent herewith.

     IN WITNESS WHEREOF, Alion Science and Technology Corporation has caused this Fourth Amendment to the Plan to be executed on its behalf by its duly authorized officer on this 18th day of June, 2003.

ALION SCIENCE AND TECHNOLOGY CORPORATION

By:	/s/ Bahman Atefi

Title:	Chairman & CEO

(Seal)